Filed by Kinder Morgan Energy Partners, L.P.
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.
Subject Company: Copano Energy, L.L.C.
Commission File No.: 001-32329
Commission File No. for Registration Statement
on Form S-4: 333-186623

March 13, 2013
Q&A Update

HR/Benefits
1. Will Copano continue to hire new people and promote people? Will this impact a current employee's opportunity for positions at Kinder Morgan?
A. Each new position that is in the budget for 2013 will be evaluated to determine if the position needs to be filled. We intend to fill all positions that are considered necessary to the ongoing operation of the business. If an internal candidate has an interest in and the skills required for any new position, he or she is welcome to apply.

2. Some people have taken on more responsibilities since they were hired at Copano for a certain position. How can the employees ensure that the job description on file with HR contains all of the responsibilities of the current job?
A. HR is working closely with all managers to determine whether the job descriptions on file are accurate and complete. During the interview stage of the integration process, each employee will be asked to provide a resume. The employee also will be asked to talk about his/her current job responsibilities, including any additional responsibilities that have been added during the course of employment at Copano. Furthermore, there will be an interview process during which Copano employees are encouraged to discuss any other areas of interest that they may have.

3. It was previously mentioned that this year's LTIP grant would be paid in cash. Will it be structured similarly to prior years with a vesting period of three years?
A. The merger agreement provides that we can make long-term cash incentive awards (in lieu of regularly scheduled annual LTIP awards) to non-officer employees up to an aggregate limit. The awards would vest in three equal annual installments commencing May 1, 2014. Vesting will NOT accelerate upon the closing of the merger. Vesting of the award would only accelerate upon termination without cause.

4. All Big Horn (Rockies) employees were offered a retention package when Copano investigated selling the Rockies assets last fall. There is a payout scheduled for September 2013. I have heard that this payment is still in place, and assume that if the merger closes prior to that date, we would receive the payment at that time. Can this be confirmed?
A. If an employee remains employed by Copano and continues to provide services to Copano until Sept. 17, 2013, Copano will make a retention payment as specified in the Participant Notice. If the merger with Kinder Morgan closes prior to Sept. 17, 2013, Kinder Morgan will honor that obligation. If an employee is terminated for reasons other than “cause,” payment of the retention amount would accelerate and be payable in accordance with the Participant Notice.

5. Can you please provide an example of how our outstanding Copano equity awards will be treated upon closing?
A.
Phantom Units:
Immediately prior to the closing of the merger, your then outstanding Copano phantom units will vest in full (in the case of performance-based phantom units, based on a target earned percentage of 100%), however, you will not actually receive Copano common units in settlement thereof. At closing, the Copano common units that otherwise would have been issued to you in settlement of your vested phantom units will automatically convert to KMP common units based on a conversion ratio of 0.4563 KMP common units for each Copano common unit. The number of KMP common units you will ultimately receive will be reduced to reflect applicable withholding of taxes. Any partial units and any accrued distribution equivalent rights related to your Copano phantom units will be paid in cash following closing.

Options and Unit Appreciation Rights (UARs):
Your then outstanding options and UARs will vest immediately prior to closing. At closing, they automatically will be “net exercised” for a number of Copano common units equal to their “in-the-money” value determined in accordance with the terms of the applicable Copano equity plan and rounded down to the nearest whole unit, however, you will not actually receive Copano common units upon exercise. The Copano common units that otherwise would have been issued to you upon the “net-exercise” of your options and UARs will be converted into KMP common units based on a conversion ratio of 0.4563 KMP common units for each Copano common unit. The number of KMP common units you ultimately will receive will be reduced to reflect applicable withholding of taxes. Consideration for any partial units will be paid in cash.

Here is an example of this calculation: If at closing you have 100 UARs with an exercise price of $30, Copano common units are trading at $40/unit, and KMP common units are trading at $87.66/unit:

a. You would receive the number of Copano common units that is equal to the product of (a) the value of the difference between the UAR exercise price of $30 and the Copano common unit price of $40 and (b) the number of UARs that are subject to the award (i.e., 100):
100 x ($40 - $30) = 100 x $10 or $1,000

b. The $1,000 value would then be converted into Copano common units (rounded down to the nearest unit) based on the $40 price of Copano common units:
$1,000 / $40 = 25 Copano common units

c. The 25 Copano common units would be converted to KMP common units based on the conversion ratio of 0.4563 KMP common units for each Copano common unit:
25 x 0.4563 = 11.41 KMP common units rounded down less applicable taxes. (The number of KMP common units would be rounded down to 11.)

d. The 0.41 KMP common units would be settled in cash following closing.
$87.66 x 0.41 = $35.94 less applicable taxes

6. What is the general timing of when we will know if we will be retained by Kinder Morgan?
A. Around the closing of the transaction, the exact timing of which is dependent on regulatory approvals.

7. Will the Kinder Morgan job interviews occur before or after the unitholder vote?
A. We are still determining when the Kinder Morgan job interviews will take place.

8. What is involved in the Kinder Morgan job interview process? Will employees have to provide a resume?
A. Each employee should be prepared to discuss their qualifications. In past mergers, employees have prepared a resume or curriculum vitae (CV) to present to the manager.

9. If a Copano employee is interested in working at a different location, what process would be necessary to apply for a transfer?
A. Kinder Morgan has a relocation policy that covers moves. Open positions may or may not be posted to include relocation. During conversations with Kinder Morgan you can make your desire to work at a different location known or you may communicate your wishes to Copano HR. Until the close, which is expected in the third quarter, we must continue to operate as two separate companies and Kinder Morgan will not allow transfers unless mutually agreed upon, as this may present challenges for Copano.

10. What level of management of Copano will least likely be offered a position at Kinder Morgan (i.e., VP of Operations)?
A. No decisions have been made on which employees will be offered jobs with Kinder Morgan. However, as we have said, it is expected that the vast majority of employees will be retained.

11. Will Kinder Morgan provide outplacement services if it does not offer an employment opportunity?
A. Kinder Morgan does not offer outplacement as part of its normal severance practices.

12. If I lose my job following the closing of the merger, what are the terms of my severance?
A. Kinder Morgan has advised us it plans to keep the vast majority of our employees. If you want to know the approximate amount of severance you would be eligible for under the applicable change in control severance plan should Kinder Morgan elect to terminate your employment, please contact Monique Randleman.

13. Will a voluntary severance package be available?
A. No. Kinder Morgan's intention is to try and keep most all employees and therefore it does not wish to provide an incentive for employees to leave.

14. What is the difference between change of control and severance?
A. Copano's change in control severance plans provide for severance to employees should they lose their jobs in connection with a change of control, subject to the terms and conditions of such plans. Our pending merger with Kinder Morgan, when consummated, will constitute a change in control. Copano does not have another severance plan that is separate from its change in control plans.

15. What level of employees at Kinder Morgan are offered equity and what level of employees are offered annual bonuses?
A. Kinder Morgan has an equity-based LTIP (long-term incentive plan) program for certain employees. The Kinder Morgan program will be explained at employee benefits meetings we will hold when we receive approval from the respective legal teams. In addition, Kinder Morgan has a cash-based all-employee annual bonus program. Full-time and regular part-time employees are eligible to participate in the program. Kinder Morgan has paid a bonus to employees every year since the company was formed in 1997.

16. Would distributions in arrears payable on vesting of units in connection with a change of control be payable as Copano distributions or as KMP distributions?
A. All Distribution Equivalent Rights (DERs) will be paid in cash following closing. This means that upon vesting of your phantom units, you will receive an amount of cash equal to the distributions that were made with respect to a Copano common unit during the vesting period.

17. Will my 401(k) roll over into KMP units or Kinder Morgan's plan?
A. Copano's 401(k) plan will be merged into Kinder Morgan's 401(k) plan, therefore no rollovers will be needed.

18. If the 401(k) rolls over into Kinder Morgan's plan, does MBM Advisors handle it? If not, what are the choices under Kinder Morgan's plan?
A. Kinder Morgan's 401(k) plan is administered by J.P. Morgan, and Kinder Morgan does not plan to change its current administrator.

19. Can Copano employees elect to roll their 401(k) outside of Kinder Morgan's plan into a self-elected IRA? Or will we be required to roll it over into the Kinder Morgan 401(k) plan?
A. Employees will not be able to elect a rollover of their Copano 401(k) account balance to an individual IRA because it is a plan merger. Those who retire or terminate their employment can roll over their accounts to an IRA.

20. Will Copano employees have access to E*Trade accounts system post closing?
A. We are still determining the best course of action.

21. Does Kinder Morgan recognize industry years of service or only our service date at Copano as a qualifier for the Cash Balance plan and paid time off allocations?
A. Kinder Morgan will recognize service with Copano for its vacation and short-term disability programs. Under the cash balance plan, Kinder Morgan will recognize service with Copano for vesting and crediting rate purposes.

22. What is the Kinder Morgan FMLA policy?
A. Kinder Morgan has established a Family and Medical Leave (FMLA) policy in accordance with the Family and Medical Leave Act of 1993 (FMLA). More information on Kinder Morgan policies will be provided during the benefit meetings which will be held when we receive approval from the respective legal teams.

23. What employee benefits will Kinder Morgan provide and at what levels post closing?
A. Kinder Morgan plans to move employees to Kinder Morgan benefits at the date of close. Kinder Morgan will try to minimize the number of open enrollments an employee is required to go through. Kinder Morgan's medical plan is with UnitedHealthcare, which is the same company as Copano's, so there should be minimal transition issues as to providers.

24. How will Copano employee benefit elections carry over at the closing of the acquisition?
A. We are still determining the best course of action. This might mean a re-enrollment process.

25. Does Kinder Morgan participate in the same programs as Copano, such as Medical Flexible Spending and Dependent Flexible Spending? If so, does Kinder Morgan participate with the same election dollar amount?

A. Kinder Morgan does offer a healthcare flexible spending account and a dependent daycare flexible spending account. The dollar limits are the same at Kinder Morgan and Copano-$2,500 limit for healthcare and $5,000 for dependent daycare.

26. Medical flex front end loads the money but dependent care is reimbursed by paycheck. How will our contributed dollars be affected by the switch from Copano to Kinder Morgan?
A. Kinder Morgan does allow up front use of an employee's healthcare flexible spending account contribution goal amount. Dependent daycare flexible spending account use is restricted to actual amounts contributed.

27. Would our elections remain unchanged through the end of our plan year (March 2014) and then we would transition to the Kinder Morgan benefits?
A. We are still determining the best course of action. Kinder Morgan's health plan operates on a calendar basis, which is different from Copano which begins its plan year on April 1.

28. If the deal were to close mid-quarter, would we still be paid a pro-rata portion of the quarterly bonus?
A. Under the terms of the merger agreement, if the merger closes mid-quarter, then Copano would pay EICP participants a pro-rated quarterly bonus at target, from the end of the previous quarter to the closing date.

29. Will all Copano employees be eligible for the 2013 annual bonus at Kinder Morgan? Will it be awarded pro-rata?
A. Yes, under the terms of the merger agreement, if the merger closes in 2013, Copano employees participating in the Management Incentive Compensation Plan will be eligible for a pro-rated 2013 bonus at the closing based on each employee's previously established target 2013 annual bonus. Copano employees receiving quarterly bonuses will be eligible for a pro-rated Kinder Morgan bonus. Copano employees on the annual bonus plan will be eligible for a full Kinder Morgan bonus.

30. Copano offers benefits and participation in the bonus plan to employees that work a minimum of 30 hours per week. What is the minimum weekly hour requirement at Kinder Morgan for an employee to receive benefits such as health insurance, paid time off, bonuses, etc.?
A. Kinder Morgan has different eligibility requirements for part-time and full-time employees. Certain programs pertain to certain employee categories. If you are a full-time Kinder Morgan employee that works at least 30 hours per week, you are eligible for all Kinder Morgan programs.

31. What are Kinder Morgan's paid company holidays?
A. Kinder Morgan observes 10, eight-hour holidays per year, one of which is discretionary. Employees on a 9/80 work schedule do not receive a discretionary holiday. Holidays are designated each year. For 2013 they are:

Jan. 1, New Year's Day
Jan. 21, MLK Day
May 27, Memorial Day
July 4, Independence Day
July 5, Kinder Morgan designated day
Sept. 2, Labor Day
Nov. 28, Thanksgiving Day
Nov. 29, Kinder Morgan designated day
Dec. 25, Christmas Day.

Miscellaneous

1. I have been hearing there is a floor price of $40 per Copano common unit. Is this true? If not, are there any protections for Copano if for some reason KMP's stock price falls significantly prior to the closing of the transaction?
A. No. There is no floor price or, for that matter, ceiling price. At closing, Copano unitholders will receive 0.4563 KMP common units for each Copano common unit that they hold. Accordingly, the market value of the consideration that Copano unitholders will receive in the merger will depend on the market price of KMP common units at the time of the closing.

2. Will my Copano units convert to KMP units prior to the vesting/closing or after?
A. The Copano common units automatically will convert into KMP common units when the merger closes.

3. How will Copano employees be integrated into Kinder Morgan's current division/department structure? Will we be rolled into current business units, or will Copano be set up as a new and separate business unit?
A. Integration planning teams have just begun their work, but in past mergers employees have been integrated into Kinder Morgan's current department structure.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Kinder Morgan Energy Partners, L.P. (the “Partnership”) has filed with the SEC a Registration Statement on Form S‑4 that includes a prospectus of the Partnership and a preliminary proxy statement of Copano Energy, L.L.C. (“Copano”). The Registration Statement has not yet become effective. Following the Registration Statement having been declared effective by the SEC, the Partnership and Copano plan to file with the SEC, and Copano plans to mail to its unitholders, a definitive proxy statement/prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY THE PARTNERSHIP OR COPANO, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders are able to obtain free copies of the Registration Statement and the preliminary proxy statement/prospectus and other documents filed with the SEC by the Partnership and Copano through the web site maintained by the SEC at www.sec.gov or by phone, email or written request by contacting the investor relations department of the Partnership or Copano at the following:

	Partnership	Copano
Address:	1001 Louisiana Street, Suite 1000	1200 Smith Street, Suite 2300
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 621-9547
E-mail:	kmp_ir@kindermorgan.com	ir@copano.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
The Partnership and Copano, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement. Information regarding the directors and executive officers of the Partnership's general partner and Kinder Morgan Management, LLC, the delegate of the Partnership's general partner, is contained in the Partnership's Form 10-K for the year ended December 31, 2012, which has been filed with the SEC. Information regarding Copano's directors and executive officers is contained in Copano's Form 10-K for the year ended December 31, 2012 and its proxy statement filed on April 5, 2012, which are filed with the SEC. A more complete description will be available in the definitive Registration Statement and the proxy statement/prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Statements in this document regarding the proposed transaction between the Partnership and Copano, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about the Partnership or Copano management's future expectations, beliefs, goals, plans or prospects constitute forward‑looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward‑looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward‑looking statements, including: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction; the ability of the Partnership to successfully integrate Copano's operations and employees and realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; price volatility and market demand for natural gas and natural gas liquids; higher construction costs or project delays due to inflation, limited availability of required resources or the effects of environmental, legal or other uncertainties; the ability of the combined company to continue to obtain new sources of natural gas supply; the impact on volumes and resulting cash flow of technological, economic and other uncertainties inherent in estimating future production, producers' ability to drill and successfully complete and attract new natural gas supplies and the availability of downstream transportation systems and other facilities for natural gas and NGLs; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in the Partnership's and Copano's Annual Reports on Form 10-K for the year ended December 31, 2012. The Partnership and Copano disclaim any intention or obligation to update any forward‑looking statements as a result of developments occurring after the date of this document.